Change in YIT Management Board

YIT Corporation Stock Exchange Release October 9, 2017 at 8:00 a.m.

Tero Kiviniemi, Executive Vice President of YIT, has announced to resign from the company.

YIT Corporation’s Board of Directors has nominated Chief Financial Officer Esa Neuvonen to act as Executive Vice President, and Timo Lehmus as Head of Business Premises and Infrastructure segment until the execution of the merger of YIT and Lemminkäinen. Both appointments are effective as of October 9, 2017.

“Tero Kiviniemi has had an essential role in creating a strong YIT culture and in different managerial positions during his long YIT career. I want to thank him for his significant efforts for the company during the past years”, says Kari Kauniskangas, President and CEO.

For further information, please contact:

Kari Kauniskangas, President and CEO, YIT Corporation, tel. +358 40 570 1313

YIT CORPORATION

Kari Kauniskangas
President and CEO

Distribution: Nasdaq Helsinki, major media, www.yitgroup.com

YIT creates better living environment by developing and constructing housing, business premises, infrastructure and entire areas. Our vision is to bring more life in sustainable cities. We want to focus on caring for customer, visionary urban development, passionate execution and inspiring leadership. Our growth engine is urban development involving partners. Our operating area covers Finland, Russia, the Baltic countries, the Czech Republic, Slovakia and Poland. In 2016, our revenue amounted to nearly EUR 1.8 billion, and we employ about 5,300 employees. Our share is listed on Nasdaq Helsinki. www.yitgroup.com
Notice to Lemminkäinen Shareholders in the United States
The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.
YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States.

As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.
Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.